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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                                THERASENSE, INC.
                                ----------------
                                (Name of Issuer)


                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                    ----------------------------------------
                         (Title of Class of Securities)


                                    883381105
                                 --------------
                                 (CUSIP Number)


                                December 31, 2001
                                -----------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/ /  Rule 13d-1(b)
/ /  Rule 13d-1(c)
/X/  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 883381105              SCHEDULE 13G

--------------------------------------------------------------------------------
      1   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

          Disetronic Holding AG
          Brunnmattstrasse 6
          Burgdorf, CH 3401 Switzerland
--------------------------------------------------------------------------------
      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

          Not Applicable                      (a) / /
                                              (b) / /
--------------------------------------------------------------------------------
      3   SEC USE ONLY

--------------------------------------------------------------------------------
      4   CITIZENSHIP OR PLACE OF ORGANIZATION

          Switzerland
--------------------------------------------------------------------------------
  NUMBER OF              5    SOLE VOTING POWER
   SHARES                          2,352,941
BENEFICIALLY             -------------------------------------------------------
  OWNED BY               6    SHARED VOTING POWER
    EACH                                   0
  REPORTING              -------------------------------------------------------
   PERSON                7    SOLE DISPOSITIVE POWER
    WITH                           2,352,941
                         -------------------------------------------------------
                         8    SHARED DISPOSITIVE POWER
                                           0
--------------------------------------------------------------------------------
      9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,352,941
--------------------------------------------------------------------------------
     10   CHECK BOX If THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
          SHARES* / /

          Not Applicable
--------------------------------------------------------------------------------
     11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

          5.96%
--------------------------------------------------------------------------------
     12   TYPE OF REPORTING PERSON*

          CO
--------------------------------------------------------------------------------

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Item 1(a). NAME OF ISSUER:

           The name of the issuer is TheraSense, Inc.

Item 1(b). ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

           The address of the principal executive offices of TheraSense, Inc. is 1360 South Loop Road, Alameda, CA 94502.

Item 2(a). NAME OF PERSON FILING:

           Disetronic Holding AG

Item 2(b). ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

           The address of Disetronic's principal place of business is Brummattstrasse 6, Burgdorf, CH 3401 Switzerland.

Item 2(c). CITIZENSHIP OR PLACE OF ORGANIZATION:

           Disetronic is a corporation organized under the laws of Switzerland.

Item 2(d). TITLE OF CLASS OF SECURITIES:

           The class of equity securities to which this Statement relates is the common stock, $0.001 par value per share, of TheraSense, Inc. (the "Common Stock").

Item 2(e). CUSIP NUMBER:

           The CUSIP number of the Common Stock is 883381105.

Item 3.    IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR
           (c), CHECK WHETHER THE FILING PERSON IS A:

           (a) / / Broker or dealer registered under Section 15 of the Securities Exchange Act of 1934 (the "Act").

           (b)  / / Bank, as defined in Section 3(a)(6) of the Act.

           (c) / / Insurance company, as defined in Section 3(a)(19) of the Act.

           (d) / / Investment company registered under Section 8 of the Investment Company Act of 1940.

           (e)  / / An investment advisor in accordance with Rule
                    13d-1(b)(1)(ii)(E).

           (f) / / An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

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           (g)  / / A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G).

           (h) / / A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act.

           (i) / / A church plan, that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

           (j)  / / Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

           Not applicable

Item 4.    OWNERSHIP:

           (a)  Amount beneficially owned: See Item 9 of cover page.

           (b)  Percent of class: See Item 11 of cover page.

           (c)  Number of shares as to which the person has:

                (i)  Sole power to vote or to direct the vote

                (ii) Shared power to vote or to direct the vote

               (iii) Sole power to dispose or to direct the disposition of

                (iv) Shared power to dispose or to direct the disposition of

                See Items 5-8 of cover page.

Item 5.    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

           Not Applicable.

Item 6.    OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

           Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

           Not Applicable.

Item 8.    IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

           Not applicable.

Item 9.    NOTICE OF DISSOLUTION OF GROUP:

           Not Applicable.

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Item 10.   CERTIFICATION:

           Not Applicable.



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 6, 2002                  DISETRONIC HOLDING AG

                                        By: /s/ Dr. Thomas Meyer
                                            -----------------------------
                                            Dr. Thomas Meyer
                                       Its: CEO

                                        By: /s/ Dr. Beat Maurer
                                            -----------------------------
                                            Dr. Beat Maurer
                                       Its: Counsel


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